Mail Stop 6010	September 15, 2005

Patrick Mooney
Chairman, President and Chief Executive Officer
Aphton Corporation
8 Penn Center
1628 JFK Boulevard
Suite 2300
Philadelphia, PA 19103

RE: 	Aphton Corporation
	Form S-1
Registration No. 333-128244

Dear Mr. Mooney:

      This is to advise you that we are not conducting a full review of the Form S-1 filed by Aphton Corporation (the "Company") on September 9, 2005. However, we will be monitoring your filing in connections with: (i) the signature of your chief accounting officer and (ii) disclosure in the beneficial ownership table and selling stockholder table.

      With respect to the beneficial ownership table, it appears that
you have not identified two selling stockholders who appear to own
more than 5% of the registrant`s common stock.  Please   modify
the
table to include these owners or explain why the revisions are not necessary.

      In addition, your selling securityholder table does not contain the names of the persons who have voting and investment power as to the shares, are required by Telephone Interp. 4S of the 1999 supplement. Please disclose this information.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,




								Jeffrey Riedler
								Assistant Director


CC:  	Kara MacCullough
	Akerman Senterfitt
	One Southeast Third Avenue
	28th Floor
	Miami, Florida 33131
	F:  305-374-5095

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